UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated September 23, 2013
File Number: 001-35785
SIBANYE GOLD LIMITED
(Translation of registrant’s name into English)
Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F
Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Sibanye Gold Limited
Reg. 2002/031431/06
Registered and Business Address:
Libanon Business Park
1 Hospital Street
(Off Cedar Ave)
Libanon, Westonaria, 1780
Postal Address:
Private Bag X5
Westonaria, 1780
Tel +27 11 278 9600
Fax +27 11 278 9863
www.sibanyegold.co.za
Directors: Sello Moloko* (Chairman) Neal Froneman (CEO) Charl Keyter (CFO) Timothy Cumming* Barry Davison* Rick Menell*
Nkosemntu Nika* Keith Rayner* Sue van der Merwe* Jerry Vilakazi*
Cain Farrel (Corporate Secretary) (*Non-Executive)
Vat No. 473 020 9410
MEDIA RELEASE:
NEW CORPORATE PRESENTATIONS AVAILABLE ON SIBANYE GOLD WEBSITE
Westonaria, 23 September 2013: Sibanye Gold Limited (JSE: SGL & NYSE: SBGL) wishes to advise shareholders that it has published new investor presentations which it will be presenting at the
Denver Gold Show on its website www.sibanyegold.co.za

The presentations contain additional information on the proposed acquisition of the Cooke
Operations, which was not previously available. This includes, inter alia, further detail on production and costs and a reconciliation of the Cooke Operations’ Financial results for the quarter ended 30
June 2013, which excludes the gold hedge.

Contact
James Wellsted
Head of Corporate Affairs
Sibanye Gold Limited
+27 83 453 4014
james.wellsted@sibanyegold.co.za
Sponsor: J.P. Morgan Equities South Africa (Pty) Ltd

Note to editors:

Sibanye Gold is a proudly South African gold mining company comprising three principal operations, namely
Kloof and Driefontein in the West Wits area and Beatrix in the Free State. Sibanye Gold is the largest producer of gold in South Africa and among the top 10 largest gold producers globally.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
SIBANYE GOLD LIMITED
Dated: September 23, 2013
By:
/s/ Charl Keyter
Name:
Charl Keyter
Title:
Chief Financial Officer